UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF  DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-136372

ZNOMICS, INC.
 (Exact name of registrant as specified in its charter)

 301 Carlson Parkway, Suite 103
Minneapolis, MN  55305
Phone: 952-253-6032
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[x]

Approximate number of holders of record as of the certification or notice date: 89

Pursuant to the requirements of the Securities Exchange Act of 1934, ZNOMICS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 26, 2013                                                                                          By:  /s/David G. Latzke
David G. Latzke
Chief Financial Officer

Instruction: This form is required by Rules 12g-4 LK:NON: SEC-ALNK 17CFR240.12G-4 , 12h-3 LK:NON: SEC-ALNK 17CFR240.12H-3  and 15d-6 LK:NON: SEC-ALNK 17CFR240.15D-6  of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.